Transcat, Inc.
35 Vantage Point Drive
Rochester, NY 14624

October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transcat, Inc.
Registration Statement on Form S-3
Filed October 13, 2021
(File No. 333-260217)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Transcat, Inc., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-260217) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 13, 2021, be accelerated so that the registration statement becomes effective at 4:30 p.m. Eastern Time on Wednesday, October 27, 2021, or as soon thereafter as practicable.

If you have any questions or comments, please contact me at (585) 785-4617.

Very truly yours,

Transcat, Inc.

By:	/s/ James M. Jenkins
James M. Jenkins
General Counsel and Vice President of Corporate Development and Secretary